                                                                      EXHIBIT 4

                                     SUMMARY COMPENSATION TABLE
                                                                                                  ALL OTHER
               NAME AND                                SALARY      BONUS           OPTIONS/      COMPENSATION
        PRINCIPAL POSITION (1)            YEAR           ($)         ($)           SARS (#)        ($) (2)
        ----------------------            ----      -----------   --------        ---------   --------------------
 Samuel Zell,                             1994        400,000             0              0           6,000
  Chairman of the Board                   1993        400,000             0          5,000           4,497
                                          1992        400,000             0         20,000               0
 Rod F. Dammeyer,                         1994              0             0         75,000               0
  President and Chief Executive           1993              0             0              0               0
   Officer                                1992              0             0              0               0
 Arthur A. Greenberg,                     1994        200,000             0              0           6,000
   Executive Vice President               1993        300,000             0          5,000           4,497
   and Chief Financial Officer            1992        300,000             0         10,000           4,303
 Norman M. Field,                         1994        120,000        18,000              0           5,520
   Vice President and Treasurer           1993        115,500        12,000          3,000           2,550
                                          1992        110,000         6,000          5,000           2,257
 Richard Trotter,                         1994        110,000        16,500              0           5,060
   Vice President - Internal Audit        1993        101,000        12,000          3,000           2,260
                                          1992         96,075         6,000          4,000           1,985

- ----------------------------
(1) Positions are as of December 31, 1994. Mr. Zell had been President and Chief Executive Officer until February 1994. Mr. Dammeyer was elected to such positions in February 1994. Messrs. Greenberg, Field and Trotter resigned from their positions with the Company in 1995.

(2) Employer matching and/or profit sharing contributions to the Company's Advantage Savings Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                            INDIVIDUAL GRANTS
                        -------------------------                                       POTENTIAL REALIZABLE
                                                                                          VALUE AT ASSUMED
                                                                                           ANNUAL RATES OF
                                       % OF TOTAL                                           STOCK PRICE
                                         OPTIONS                                           APPRECIATION
                                        GRANTED TO                                        FOR OPTION TERM
                        OPTIONS         EMPLOYEES      EXERCISE OR                      ---------------------
                          GRANTED        IN FISCAL     BASE PRICE      EXPIRATION
        NAME              (#) (1)          YEAR          ($/SH)           DATE         5%($)(2)        10%($)(3)
  -----------------     -------------   -----------   -------------   ------------      --------        ---------
 Samuel Zell                     0            0.00            --              --               0                0
 Rod F. Dammeyer            75,000          100.00         33.00        12/01/04       1,556,514        3,944,513
 Arthur A. Greenberg             0            0.00            --              --               0                0
 Norman A. Field                 0            0.00            --              --               0                0
 Richard Trotter                 0            0.00            --              --               0                0


- ----------------------------
(1) Options granted during 1994 are exercisable in three equal cumulative annual installations after the first of the option term.

(2)   Assume a price of $53.75 at the end of ten years.

(3)   Assumes a price of $85.59 at the end of ten years.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES


                                                                                                   VALUE OF
                                                                           NUMBER OF             UNEXERCISED
                                                                          UNEXERCISED            IN-THE-MONEY
                                  SHARES                                  OPTIONS AT              OPTIONS AT
                               ACQUIRED ON             VALUE              FY-END (#)              FY-END ($)
                                 EXERCISE            REALIZED            EXERCISABLE/            EXERCISABLE/
          NAME                      (#)                   ($)            UNEXERCISABLE          UNEXERCISABLE
   ------------------     ---------------------  -----------------       -------------          -------------

 Samuel Zell                             0                   0             14,998/10,002         162,482/92,519
 Rod F. Dammeyer                         0                   0              8,333/81,668         85,823/429,178
 Arthur A. Greenberg                     0                   0               8,333/6,668          85,001/54,178
 Norman M. Field                     4,000              26,000               8,333/3,667          89,663/28,587
 Richard Trotter                     2,667              20,336               1,000/3,334           4,500/24,675

                           COMPENSATION OF DIRECTORS

   Directors who are not employees of the Company or its subsidiaries receive an annual fee of $28,000 for serving as directors. Additionally, on the date of each Meeting all directors receive options to purchase 5,000 shares at the fair market value of the Common Stock on the date of such Meeting. The options are exercisable in three equal cumulative annual installments after the first year and expire at the end of five years.

                      EMPLOYMENT CONTRACTS AND TERMINATION
                OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

   The Company and Mr. Dammeyer have an agreement providing for Mr. Dammeyer's employment at an annual salary of $280,000, beginning January 1, 1995, annual incentive awards of 50% to 112.5% of salary, with a target of 75% of salary and such long-term incentives as the Compensation Committee in its good judgment shall grant. Since Mr. Dammeyer's activities under the agreement are not full-time, he will not participate in any benefit plans.

                     COMPENSATION COMMITTEE INTERLOCKS AND
                             INSIDER PARTICIPATION

   The members of the Compensation Committee are Messrs. Dyer (Chairman), Pasquesi, Zell and Mrs. Rosenberg. Mr. Zell excused himself from discussions and decisions concerning his compensation as Chairman of the Board, Chief Executive Officer and President. Mr. Zell resigned as Chief Executive Officer and President in February 1994.

   The following relationships existed during 1994:

   Messrs. Dammeyer, Zell and Mrs. Rosenberg were officers and directors of the Company and Mr. Zell and Mrs. Rosenberg were members of the Compensation Committee of the Company and Mr. Zell and Mrs. Rosenberg were officers and directors of Capsure and Mr. Dammeyer is a director and member of the Compensation Committee of Capsure.

   Mr. Zell and Mrs. Rosenberg were officers, directors and members of the Compensation Committee of the Company and Mr. Zell was an officer, trustee and member of the Compensation Committee of Equity Residential and Mrs. Rosenberg was a trustee and member of the Compensation Committee of Equity Residential. Gerald A. Spector was an officer of the Company and was an officer and trustee of Equity Residential and Mr Zell was an officer, trustee and member of the Compensation Committee of Equity Residential.

   Messrs. Dammeyer, Zell and Mrs. Rosenberg were officers and directors of the Company and Mr. Zell and Mrs. Rosenberg were members of the Compensation Committee of the Company and Messrs. Dammeyer and Zell were officers and directors of Itel and Mrs. Rosenberg was a director and member of the Compensation Committee of Itel.

   Messrs. Dammeyer, Zell and Mrs. Rosenberg were officers and directors of the Company and Mr. Zell and Mrs. Rosenberg were members of the Compensation Committee of the Company and Mr. Zell was an officer and director of Falcon and Mr. Dammeyer and Mrs. Rosenberg were directors of Falcon.

   Mr. Zell, Arthur A. Greenberg and Mrs. Rosenberg were officers of the Company and directors of American Classic and Mr. Zell and Mrs. Rosenberg were officers of American Classic and a member of the Compensation Committee of the Company.

   Mr. Spector was an officer of the Company and a director of MBC and Mr. Zell was an officer and director of MBC and a member of the Compensation Committee of the Company.

   Messrs. Dammeyer and Greenberg were officers of the Company and members of the Compensation Committee of Vigoro and Mr. Sullivan is an officer of Vigoro and a director of the Company.

   Messrs. Zell, Greenberg and Mrs. Rosenberg also served as members of the board of directors of numerous non-public companies owned in whole or in part by Mr. Zell or his affiliates, which did not have compensation committees, and in many cases the executive officers of those companies included Mrs. Rosenberg and/or Messrs. Zell and Greenberg.

   On January 1, 1994, the Company's loan portfolio included a $5.9 million loan to a general partnership ("Equity Pool") which in turn is owned by two limited partnerships which are affiliated with Mr. Zell. The loan was collateralized by partnership units ("Units") which were convertible in January 1995 into approximately 550,000 shares of Equity Residential, a publicly traded real estate investment trust affiliated with Mr. Zell. During 1994, principal payments reduced the loan to approximately $5.4 million. On January 3, 1995, all rights and title in the principal amount of $5.4 million plus an additional $1.6 million, as participation based on the market value of the Units on September 16, 1994, and accrued interest were assigned to Equity Holdings, the Company's majority stockholder, as part of a dividend to the Company's stockholders.

   The Company and certain of its subsidiaries paid or will pay $1,695,100 to certain affiliates of Equity Holdings for services rendered during 1994. These services included, but are not limited to, administrative, human resource, consulting, accounting and tax services, various real estate services, insurance services (including the payment to third parties for insurance premiums) and other executive services. These related entity transactions are for a term of one year and were approved by the independent members of the Board.

   The Company and certain of its subsidiaries paid or will pay an affiliate of Equity Holdings $784,500 for its office space during 1994.

   The Company and certain of its subsidiaries paid or will pay an affiliate of Equity Holdings $463,100 for various leases of computer software and equipment and computer development services during 1994. The leases range from three to five years and are at rates comparable to the market place. Payment also related to a facility sharing agreement between the Company and such affiliate. Under the agreement, computer development, operations and maintenance services were provided to the Company and certain of its subsidiaries.

   The Company performed services for various affiliates of Equity Holdings. For 1994, $1,536,900 was charged to such affiliates for the services performed and office space provided by the Company.

   The Company and Equity Holdings have each entered into an agreement with Capital Partners and Capital Partners BVI (as hereinafter defined) (the "Hellman Group") which provides that the Hellman Group shall have a right to nominate, and the Company and Equity Holdings shall each use its best efforts to elect two (2) directors for every nine (9) directors of the Company. Additionally the Hellman Group agreed to vote their shares of Common Stock in favor of the directors nominated by the Company. This agreement shall continue so long as Equity Holdings owns at least 50% of the Common Stock of the Company and there has been no change of control of the Hellman Group, Messrs. Cohen and Pasquesi and the Hellman Group nominees.

   The Company and Vigoro have each entered into an agreement which provides that the Hellman Group shall have a right to nominate, and the Company and Vigoro shall each use its best efforts to elect one (1) director for every twelve (12) directors of Vigoro. The agreement shall continue so long as long as the Hellman Group retains certain minimum direct or indirect holdings of the voting securities of either the Company or Vigoro. Mr. Pasquesi was the Hellman Group nominee for election at Vigoro's Annual Meeting of Stockholders held November 10, 1994.

   The Company and certain of its subsidiaries paid or will pay Rosenberg & Liebentritt, P.C., a law firm affiliated with Mrs. Rosenberg, amounts totaling $1,697,300 for certain legal services rendered in 1994. Fees are based on comparable market rates for the services performed. Rates are approved by the independent members of the Board.

   The Company and certain of its subsidiaries paid or will pay Seyfarth Shaw Fairweather & Geraldson, a law firm in which Mrs. Rosenberg's spouse is a partner, amounts totaling $153,200 for legal services rendered in 1994. Fees are based on comparable market rates for services performed.

   For a description of certain transactions with other Board members, see "Certain Relationships and Related Transactions.

   Notwithstanding anything to the contrary set forth in any of the Company's filings under the Securities Act of 1933, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the Compensation Committee Report presented below and the Performance Graph following shall not be incorporated by reference into any such filings.

                         COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

   The Compensation Committee of the Board determines the compensation of the Company's executive officers, including those named in the Summary Compensation Table. The Compensation Committee believes that the compensation of the Company's Chief Executive Officer and all of the Company's executive officers should be both competitive and based on individual and Company performance.

   The Company's compensation policy takes into account a review of local and national peer group salary surveys without limitation to the companies included in the published industry index used in the Performance Graph. The salary structure is designed to attract and retain highly qualified executives. This is accomplished by providing competitive base salaries and meaningful incentives intended to reward performance. Such performance is measured against pre-established quantitative goals that are specific to the officer's performance. The officer's responsibilities, performance evaluations and expected future contributions are factored into annual increases.

   The salary of Mr. Zell, who is Chairman of the Board and was Chief Executive and President until February 1994, was determined by certain independent members of the Board in January 1991 to be fair and competitive based on the amount of time devoted to the business. His salary and his time commitment to the Company had not changed since that date. He received no bonuses that reward short-term performance.

   Mr. Dammeyer is employed as President and Chief Executive Officer pursuant to a contract entered into in 1995. See "Employment Contracts and Terminations of Employment and Change-In-Control Arrangements" for terms of Mr. Dammeyer's contract.

   The salary of Mr. Greenberg was determined in 1990 to be fair and competitive based on local and national salary surveys and also on the amount of time devoted to the Company. At the beginning of 1994, his time commitment to the Company had decreased. Therefore, his salary was reduced to reflect that decreased time commitment. He received no bonuses that reward short-term performance. In 1995, Mr. Greenberg ceased to be an employee of the Company.

   The salaries of all other executive officers are found to be competitive with other top executives in other companies within the industry. Incentive compensation in the form of bonuses is tied to performance measured against qualitative and quantitative goals specific to each officer's performance and is not directly related to the performance of the Company.

   The Compensation Committee recognizes that while bonus programs provide rewards for positive short-term individual and corporate performance, the interests of stockholders are best served giving key employees the opportunity to participate in the appreciation of the Company's Common Stock through the granting of stock options. The Compensation Committee believes that over an extended period of time, stock performance will, to a meaningful extent, reflect executive performance, and that such arrangements further reinforce management goals and incentives to achieve stockholder objectives. The only stock options granted in 1994 were to Mr. Dammeyer in connection with his appointment as the President and Chief Executive Officer of the Company. The number of stock options was determined subjectively by the Compensation Committee taking into consideration his responsibilities and his other compensation.

   It is the policy of the Company to structure its compensation in a manner which will avoid the limitations imposed by the Omnibus Budget Reconciliation Act of 1933 on the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, to the extent it can reasonably do so consistent with its goal of retaining and motivating its executives in a cost effective manner.

   The Compensation Committee believes that the compensation program properly rewards its executive officers for achieving improvements in the Company's performance and serving the interest of its stockholders.

   Bradbury Dyer, III, Chairman
   John M. Pasquesi
   Sheli Z. Rosenberg
   Samuel Zell

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   During April 1995, the Company completed the sale of its subsidiary, Equality Specialties, Inc., to a company affiliated with Mr. Handy, a director of the Company. The sales price was $20 million which included a $4 million note bearing interest at 3 1/2% over the prime rate and maturing on April 18, 2002. Additional consideration included a 15% equity interest in the acquiring entity, subject to the ability of the buyer to reduce that equity interest to 7% by certain prepayments of the aforementioned note. The Board, Mr. Handy abstaining, approved this transaction.

   The Company has in the past entered into agreements or arrangements with directors or officers of the Company or their affiliates relating to the acquisition, disposition, financing or refinancing of properties and assets, or similar types of ventures, and may enter into similar agreements or arrangements from time to time in the future. Such arrangements may provide for compensation to be paid to such officers, directors, or affiliates for their services rendered in finding, structuring or negotiating each transaction, which compensation could, among other things, take the form of a cash fee or a direct or indirect equity interest in the transaction. The fairness and reasonableness of any such arrangements have been and in the future will be passed upon by a majority of the independent members of the Board or by an independent firm selected by such Board members, or may be submitted for approval by a majority of the unaffiliated stockholders of the Company, if the transaction would otherwise call for stockholder approval.

   For a description of related transactions with members of the Compensation Committee, see "Compensation Committee Interlocks and Insider Participation."